Exhibit 8.1

Principal Subsidiaries and VIEs of the Registrant

Principal Subsidiaries	Place of Incorporation
Boqii Corporation Limited	Hong Kong
Boqii International Limited	Hong Kong
Xincheng (Shanghai) Information Technology Co., Ltd.	PRC
Shanghai Yiqin Pets Products Co., Ltd.	PRC

VIEs	Place of Incorporation
Guangcheng (Shanghai) Information Technology Co., Ltd.	PRC
Suzhou Taicheng Supply Chain Co., Ltd.	PRC
Suzhou Xingyun Yueming Supply Chain Co., Ltd.	PRC

Significant Subsidiar(ies) of VIEs	Place of Incorporation
Boqii (Shanghai) Information Technology Co., Ltd.	PRC